Filings Under the Public Utility Holding Company Act of
                            1935, as amended ("Act")

                       SECURITIES AND EXCHANGE COMMISSION

                               Release No. _______


     Unitil Corporation
     (70-____)

     Unitil  Corporation,  6 Liberty Lane West,  Hampton,  New  Hampshire  03833
("Unitil"), a registered holding company, has filed a declaration with the Commission pursuant to Sections 6(a) and 7 of the Act.

     Effective December 11, 1998, Unitil adopted an employee stock option plan, known as the Unitil Corporation 1998 Stock Option Plan ("Plan"), pursuant to which its directors and certain key employees of Unitil and its affiliates may be granted stock options ("Stock Options") to purchase shares of Unitil no par value common stock ("Common Stock") as incentive compensation.

     Options granted under the Plan will entitle the holders thereof to purchase Common Stock at a price to be determined by a committee consisting of non-employees members of the Unitil Board of Directors ("Committee"). The Plan provides for the issuance of Stock Options exercisable for an aggregate of 350,000 shares of Common Stock; provided that Unitil may not grant Stock Options for more than 5% of the outstanding Common Stock in any one year to eligible grantees. Based upon the number of shares outstanding as of November 1, 1998, the maximum number of shares which may be issued in connection with the Plan during the first year is 227,385. In the event of any stock dividend, stock-split, recapitalization or other similar change to the Common Stock, the Committee shall make proportionate adjustments with respect to the Stock Options and shares of Common Stock to be granted under the Plan. The Board of Directors of Unitil may also amend, suspend or terminate the Plan, provided that such action may not adversely affect the rights of any grantee of a Stock Option thereunder.

     Accordingly, Unitil requests authorization, from time to time, to grant Options pursuant to the terms of the Plan, and, in connection with the exercise of such Options, to issue up to an aggregate maximum of 350,000 shares of its Common Stock.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.